Exhibit 99.1
Westport Innovations Inc.
Form 51-102F4
Business Acquisition Report
Item 1: Identity of Company
1.1	Name and Address of Company
Westport Innovations Inc. 101-1750 West 75th Avenue Vancouver, BC, Canada V6P 6G2
Within the context of this Business Acquisition Report, except where noted otherwise, any reference to “Westport” or the “Company” refers to Westport Innovations Inc., together with its subsidiary entities.

1.2	Executive Officer

The name of the executive officer of Westport, who is knowledgeable about this report and the acquisition referred to herein is David R. Demers, Chief Executive Officer, and his business telephone number is (604) 718-2000.

1.3	Statement Regarding Forward-Looking Information

Certain information in this Business Acquisition Report is forward-looking within the meaning of Canadian Securities laws as it relates to anticipated financial performance, events or strategies. When used in this context, words such as will, anticipate, believe, plan, intend, target and expect or similar words suggest future outcomes.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including the finalization of the purchase price allocation, obtaining a valuation report for the fair value of assets acquired and liabilities assumed, the final settlement of any adjustments under the Purchase and Sale Agreement, completing the analysis of the tax treatment of the acquisition, recording any related future income taxes, and incurring additional expenses in connection with the acquisition, as well as those factors discussed in the section entitled “Risk Factors” in Westport’s Annual Information Form for the year ended March 31, 2011. Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made but may prove to be incorrect. Although the Company believes the assumptions and expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on forward-looking information because the Company can give no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing is not exhaustive of all factors and assumptions that may have been used.
Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.
Item 2: Details of Acquisition
2.1	Nature of Business Acquired

On July 1, 2011, the Company acquired, through its wholly owned subsidiary, Juniper Engines Italy S.r.l., Emer S.p.A. and its subsidiaries (“Emer”). Founded in 1975, Emer is a leading fuel system provider in the compressed natural gas (“CNG”) and liquefied petroleum gas (“LPG”) industry with a significant track record in technology innovation and operations. The combined operations, under Westport’s Light Duty Division, will offer a complete systems solution to Original Equipment Manufacturers (“OEMs”) looking to take advantage of the growing alternative fuel market.

2.2	Date of Acquisition

The date of the acquisition was July 1, 2011 (the “Closing Date”).

2.3	Consideration

Westport, at closing, paid approximately $37.2 million (approximately €25.6 million), which consisted of $17.6 million (€12.1 million) in cash and 881,860 common shares of Westport.

The purchase price includes the assumption of approximately $77.0 million in existing net debt within Emer (€53.0 million). Post-closing, Westport immediately paid down approximately $36.3 million (€25.0 million) of the debt, leaving approximately $40.7 million (€28.0 million) in net debt on the consolidated balance sheet as of July 1, 2011.
2.4	Effect of Financial Position

The effect of the acquisition on the Company’s financial position is outlined in the Company’s unaudited pro forma condensed consolidated financial statements, which are attached to this Business Acquisition Report and referred to in Item 3 below.

In addition, the consolidated financial statements of Emer are attached as Schedules 1 and 2 and were prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company’s management has reviewed the historical financial statements of Emer and determined that there are no significant measurement differences that would affect the accounting treatment of these consolidated financial statements had they been presented in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) or Accounting Principles generally accepted in the United States (“U.S. GAAP”). The Company issued its consolidated financial statements in accordance with Canadian GAAP for the year ended March 31, 2011 and also provided a reconciliation of the differences between Canadian GAAP and U.S. GAAP in note 24 to those audited annual consolidated financial statements. Effective April 1, 2011, the Company elected to report its consolidated financial statements in accordance with U.S. GAAP, and the Company prepared its first interim consolidated financial statements in accordance with U.S. GAAP for the three-month period ended June 30, 2011.

The Company’s strategy is to achieve a leadership position in the CNG and LPG automotive marketplace by providing complete systems integration for leading global OEMs. As the market leader in high pressure components, Emer provides a major element in the Company’s strategic growth plans with its market position in high pressure natural gas components such as tank valves, filling valves, fuel lines and filters. Emer also has longstanding relationships with leading global OEMs and is a tier 1 supplier and co-development partner to major OEMs such as Fiat and Volkswagen and also has an established presence in key emerging markets (including Eastern Europe, India and Latin America), which are expected to be strong regions for growth.

2.5	Prior Valuation

Not applicable

2.6	Parties to Transaction

The transaction was not with an informed person, associate or affiliate of Westport.

2.7	Date of Report

September 14, 2011.
Item 3: Financial Statements
3.1	Audited comparative annual consolidated financial statements

Audited Emer S.p.A consolidated financial statements as at and for the years ended December 31, 2010 and 2009 are attached as Schedule 1 to this Business Acquisition Report.

3.2	Unaudited Condensed Consolidated Interim Financial Statements

Unaudited Emer S.p.A interim condensed consolidated financial statements for the six months ended June 30, 2011 and 2010 are attached as Schedule 2 to this Business Acquisition Report.

3.3	Unaudited Pro Forma Condensed Consolidated Financial Statements

Westport’s unaudited pro forma condensed consolidated balance sheet as at June 30, 2011 and the unaudited pro forma condensed consolidated statements of operations for the twelve months ended March 31, 2011 and for the three months ended June 30, 2011 are attached as Schedule 3 to this Business Acquisition Report.